Exhibit (a)(5)(c)

DASSAULT SYSTEMES and EXA Corporation

EXA Definitive Purchase Agreement Joint Conference Call

September 28, 2017

Operator:

Thank you for standing by and welcome to the Dassault Systèmes and Exa Corporation September 28, 2017 conference call. At this time, all participants are listening on remote. A short overview will be given, followed by question and answer session. If you wish to ask a question, you need to press star on your telephone. Must let you know that this conference is being recorded this day and I’ll conference to Béatrix Martinez, Dassault Systèmes investors’ relations. Please go ahead.

Béatrix Martinez:	Thank you. Thank you for participating in this conference call regarding the proposed acquisition of Exa Corporation.

Joining us on today’s call from Dassault Systèmes are Bernard Charlès, Vice Chairman of the Board of Directors and CEO; Thibault de Tersant, Senior EVP and CFO; and Pascal Daloz, EVP, Brands and Corporate Development. And from Exa, we welcome Stephen Remondi, President and Chief Executive Officer.

Before we begin, let me remind you that some of the comments Dassault Systèmes and Exa will make on this call may contain forward-looking statements that are subject to risks and uncertainties, which cannot be predicted or quantified and which could differ materially from actual results.

In addition, the tender offer described in this conference call has not yet commenced, and this material is neither an offer to purchase nor solicitation of an offer to sell shares of Exa’s common stock.

At the time the tender offer is commenced, Dassault Systèmes will file a tender — the tender offer statement with the United States Securities and Exchange Commission, the SEC, and Exa will file a solicitation recommendation statement with the SEC.

Exa’s stockholders are strongly advised to read this document that will be filed with the SEC because they will contain important information that Exa stockholders should consider before tendering their shares.

Please refer to the important information section of the press release announcing the signing of the definitive merger agreement for Dassault Systèmes to acquire Exa Corporation. I would now like to turn the call over to Bernard Charlès.

Bernard Charlès:	Thank you, Beatrix. I would like to welcome you to the jointly held conference call to discuss the proposed acquisition of Exa Corporation.

Exa is a world-leading software company, which offers a complete solution — simulation solution for science-based design. The company provides unique solutions based on Lattice Boltzmann method on advanced technology, increasing the in demand on the most innovative customers.

Joining forces with Dassault Systèmes will bring key strengths going forward in a consolidating simulation competitive landscape where both differentiation and industry-specific solutions are valued by our clients.

I will give you a brief overview and then Pascal Daloz will review our simulation portfolio on how the addition of Exa’s technology complements it.

Exa’s President and Chief Executive Officer, our friend, Steve, Steve Remondi, will share his perspectives and provide an overview of the company for investors and analysts.

Thibault will then provide details on the transaction and review the anticipated time line, and then we will open the call to your questions. So let’s begin.

At the heart of Dassault Systèmes is our commitment to delivering (inaudible) universe that extend on (improving your) world. We began with that purpose, and we continue to invest in research and acquisition that help us reach this objective for industries we serve, our clients and users, of course.

We believe that science and technology are integral to achieving this purpose, and so we have a deep foundation in many of the science, biology, chemistry as well as material sciences and physics with structural, electromagnetics and fluids.

Hand in hand with the deep scientific approach is a deep understanding of the industry processes of our clients. Therefore, the proposed acquisition of Exa well aligns with our objectives and well complements the investments we have been making in extending our simulation capabilities as part of our industry solution experiences portfolio.

In particular, this move will extend SIMULIA’s multiphysics, multi-scale leadership, especially in fluid simulation, further building on what we achieved with the acquisition of Xflow technology this summer 2016.

Both Xflow and Exa are pioneers in Lattice Boltzmann method, proven to provide the most accurate and fastest fluid simulation results for complex geometries or highly dynamic flow.

The Exa team is well known in mission-critical applications in aerodynamics, thermal management and acoustics — aeroacoustics.

Therefore, all together, our technology is well equipped to address demanding analysis as well as broader fluid simulation requirements, just as we have experienced with our acquisition of Abaqus in structural simulation progressively since 2005.

With fluids comprising 71 percent of the Earth’s surface and all of its atmosphere operating vehicles running within cities and running through our veins, the ability to simulate the impact of highly dynamic fluid is critical for traditional industries as well as automotive, aerospace and new domains such as biology and health or oil and gas. This is an essential aspect of creating sustainable experiences.

Combining Exa with SIMULIA’s fluid simulation capabilities, including Xflow technology, gives us a powerful portfolio of solutions for a long list of industry processes.

And together, we will scale up, meeting the demand for simulating fluids that we can see in every industry, from ensuring passenger comfort in vehicle to developing life-saving medical devices.

As Steve will discuss, Exa solutions are widely used in the ground transportation industry, and we share many clients in common. Exa is viewed by them as a very reliable partner.

We see important benefits through the tight coupling of their fluid simulations with our design software delivered by our Industry Solutions portfolio.

Further, as we have discussed in our earnings conference calls, regulatory and certification requirements are increasing, and this is — and this will drive increased simulation speed as it will be impossible to do so or too expensive through physical tests.

Finally, Exa shares a similar view of the importance of understanding the key industry processes of our clients. And so together, we can expand their industry opportunities in a meaningful manner across a number of our core and Diversification Industries.

Altogether, Dassault Systèmes will be approaching 16,000 talented people focused on bringing a scientific and industry process approach to help companies across our 12 industries address the massive transformation underway in product development, manufacturing a new business model for a more sustainable world.

We look forward to welcoming the 350-plus talented employees of Exa once the transaction is completed. Let me now turn the call to Pascal to review our simulation offer and how the addition of Exa well complements it.

Pascal Daloz:	Thank you, Bernard. Innovation is an important component of our product portfolio with the SIMULIA brand driving the simulation road map and offer for the industry we serve.

SIMULIA helps engineers and designers perform simulation for product, nature and life, from products such as individual parts to the entire airplane to nature such as wellhead and well geomechanics to life such as Dassault Systèmes’ Living Heart Project and virtual human initiatives.

We began SIMULIA focusing on the largest segment within the simulation marketplace, the structural analysis market, and we are now the world leader today.

We extended SIMULIA’s multiphysics, multi-scale simulations offer to electromagnetics simulations critical to every stage of electronic system design with the CST acquisition.

Last year, we also strengthened SIMULIA’s capabilities in fluid simulation with the addition of Xflow technology, which provides advanced Lattice Boltzmann method that complements the solution from Exa Corporation. Now we look at the full feature of 3DEXPERIENCE simulations with the proven solutions for three main pillars of multiphysics: structures, fluids, electromagnetic simulations. It is clear that our portfolio is truly unique.

SIMULIA is pushing the boundary of what is possible in each branch of the physics as well as a tight coupling between them.

With best-in-class simulation technology at the heart of at least 52 industry solutions and 99 industry processes, we can provide an “innovation engine” for our current and future customers. I would like now to introduce Steve Remondi, Exa Corporation’s President and Chief Executive Officer.

Stephen Remondi:	Great. Thank you, Pascal. And on behalf of Exa, I would like to thank everyone for their interest and participation in this joint call.

In addition, I’d like to start by thanking Bernard, Thibault, Pascal, Scott and the rest of the Dassault leadership team for their shared vision for our customers. This common strategy makes the entire team at Exa excited about the potential that lays in front of us as a joint company.

Now I’d like to spend a few minutes better acquainting you with Exa and outlining the key benefits of this combination for our clients today and our customers of the future. Exa is a leading provider of fluid simulation software solutions, allowing our customers to digitally simulate and test their product designs.

We deliver to our customers the ability to accurately predict aerodynamic, thermal and acoustic performance as they design their new products, enabling them to avoid costly performance failures in the late stages of their product release cycles.

Our current customer base is heavily concentrated in the ground transportation market, but we have recently demonstrated our ability to successfully enter new markets, such as aerospace and oil and gas.

With the 3DEXPERIENCE platform and a shared perspective of focus on industry processes, we expect to drive significant expansion of our software business as part of Dassault Systèmes’ industry solutions experience.

Now let me give you a brief overview of our business, focused on enabling better products through simulation-driven design.

We are headquartered in Burlington, Massachusetts, just outside of Boston with over 350 global employees devoted to simulation. The company was founded in 1992, and we went public in 2012 on the NASDAQ exchange. We have developed a broad reach across the globe.

For our latest fiscal year ending January 31, 2017, 42 percent of our revenues came from Europe, 33 percent from Asia and 25 percent from the Americas. Our largest market on an individual basis are the United States, Japan, Germany, France, United Kingdom, South Korea and China.

We go to market almost exclusively through our own direct sales team. Exa has developed the leading presence in the ground transportation market and are leveraging these strengths into multiple target industries.

We work with nearly all of the leading automotive OEMs and a significant number of highway truck and off-highway machinery OEMs as well as their suppliers. We have demonstrated a strong technology leadership and have seen high customer adoption and retention rates.

Ground transportation clients represent over 90 percent of our FY ‘17 revenues. However, we still see a large opportunity to grow as this market remains significantly underpenetrated in terms of replacing physical testing with digital testing.

The second industry which we have been addressing is aerospace. Here, we are helping airframe OEMs, jet engine manufacturers and their suppliers with aerodynamics, aeroacoustics and thermal management solutions to very challenging and precise problems.

Most recently, we have entered the oil and gas market where Exa has applications particularly well suited to understanding how subsurface reservoir fluids interact with others — with each other in the presence of the surrounding rock structures. Our new digital rock solutions will enable customers to better predict how to more cost effectively extract hydrocarbons.

More broadly, with Dassault Systèmes, we will be able to — we will be well positioned to extend our market presence as part of the industry solution experiences. Turning to our financials. For our last — our latest fiscal year, revenues totaled $72.6 million, increasing 9 percent in constant currencies.

Our license revenue was $60.8 million, growing 12 percent in constant currencies. We also have project revenue, which totaled $11.7 million. Our adjusted fiscal year EBITDA margin was 8.9 percent, improving from 4.7 percent in the prior fiscal year.

Following seven — several years of heightened investments, we are targeting a progressive improvement in our operating performance on an annual basis.

We released our second quarter and fiscal first half results on August 28, 2017, with total revenue growth of 3 percent and license revenue growth of 4 percent in constant currencies.

Adjusted EBITDA came in at the high end of our guidance range at about breakeven. Our revenue growth was below our target growth range in the first half of the year due to trade and regulatory uncertainty in the ground transportation market.

Despite these short-term concerns, we continue to invest and position Exa for growth, which we guided to return to the mid-teens growth rate in the second half of the year as customers continue their inevitable march towards digital vehicle development.

Our licensing model is largely a recurring software model with 84 percent of total revenues in fiscal 2017 recurring software. More specifically, we use an annual capacity-based licensing model.

Our customers usually purchase simulation capacity under 1-year term licenses. We look forward to completing this transaction. The Exa team — sorry, as we look forward to completing this transaction, the Exa team remains committed to the success of our customers.

We believe the combination of Exa and Dassault Systèmes will provide us with the resources and reach to accelerate the delivery of our shared vision of digital engineering into the markets we both serve. Let me now turn the call back to Thibault. Thibault?

Bernard Charlès:	Pascal, Thibault, we cannot hear you. Are you in mute?

Operator:	Please continue to standby, your conference will resume shortly.

Thibault de Tersant:

OK. Sorry for the interrupt, a small technical problem. So thank you, Steve, for the presentation you did of Exa. And now turning to the transaction itself. Let me share several key details and take you through the anticipated time line.

First of all, this is an all-cash acquisition. Pursuant to the merger agreement, Dassault Systèmes will make an all-cash tender offer for all the outstanding shares of Exa Corporation’s common stock at $24.25 per share without (interest), representing a fully diluted equity value for Exa of approximately $400 million.

The purchase will be funded from our available cash, which totals about EUR 2.8 billion at June 30. The acquisition is accretive to our earnings at the EPS level for the next 12 months.

Second of all, we plan to initiate the tender offer in the next 10 business days in order to purchase in cash up to 100 percent of the share capital. Completion of the transaction is subject to Exa’s stockholders tendering a majority of Exa outstanding shares, receipt of certain regulatory approvals and other customary closing conditions.

To help in understanding the time line, the regulatory approvals expected to be required include the United States, Germany and Austria.

Furthermore, subject to these closing conditions, we are presently assuming a completion of the acquisition in the 2017 fourth quarter. We would plan to add Exa to our financial objectives at the time of our fourth quarter earnings release in February 2018.

In summary, as you look across our software portfolio, we continue to deepen and extend the value creation offer we are providing to customers through our 3DEXPERIENCE platform and Industry Solutions experiences. We have been very careful in the selection of our acquisitions.

The investments we’ve made in manufacturing, operations management and purchase planning and optimization, for instance, have proven themselves to be critically important to clients and place us at the center of key investment imperatives, most significantly illustrated with the new Boeing contract that we recently announced in July.

In the area of simulation, we have developed a leading technology and market presence and, over the last year, have extended significantly our multiphysics and multi-scale capabilities and scope addressing electromagnetics and the fluid simulation market.

We are taking time and care to ensure that we are adopting the best solutions for our clients to respond to critical and expanding requirements on their businesses for our end customers, for regulatory and specification and for sustainable product development, harmonizing product, nature and life, as Bernard outlined in his comments.

With Exa, we see a deep cultural fit with a strong focus on science and industry processes and strongly complementary technologies. Therefore, we look forward to the completion of the acquisition and look forward to welcoming all Exa employees.

We would now be happy to answer your questions, and we thank you for your time today. And again, we apologize for the interruption during the call. Operator?

Operator:	(Operator Instructions) And your first question comes from the line of Jay Vleeschhouwer.

Jay Vleeschhouwer:	A couple of questions, if I may. First, on the simulation product and strategy side, starting with Bernard and Pascal and then a financial question for Thibault.

Bernard, could you speak a bit more broadly about your simulation or multiphysics strategy in terms of any remaining pieces that you feel that you need to bring in?

For example, it’s pretty clear that there would still be an opportunity, I would think, to broaden your base in — related to electronics or electronic systems.

And then, secondly, you had spoken last year, I believe, about your internal development of your own CFD software. I think this was after Siemens completed the CD-adapco.

You, I think, if I remember correctly, referred to doing this yourselves. And if you could comment on that effort, if you — if it’s been discontinued or if you plan to discontinue it. And then, secondly, for you and Pascal.

Could you talk about how you foresee putting Exa on to the V6 platform and whether their Exa cloud technology is something that could be leverageable by SIMULIA? And then I have a last one for Thibault.

Thibault de Tersant:	OK. Thank you, Jay. Bernard, do you want to take the simulation strategy?

Bernard Charlès:	Yes, Thibault. Thank you. I think on the simulation strategy — let me start with the second part of your question, Jay.

We initiated an effort for core technology, mostly with Navier-Stokes mathematical model that we are going to continue because we want to provide Navier-Stokes in the mainstream market and their level of integration of what has been developed with this technology for mainstream, making it affordable, especially for the (optional) channel or the entry part of the Value Solution channel, for those who are familiar with our go-to-market, still remains very important.

And we have a good product plan for that. And more will be presented at the famous SOLIDWORKS World event in early next year. That was — for the question about we stop or not, no, we are — we keep going because what Exa is providing is very, very complementary.

On the first part of your question, which is the full scope on the next steps, I wish I could tell you more, but it’s not really appropriate. I think you — all of you who are following us will remember our matrix multi-physics and multi-scale.

We are building step-by-step that coverage in a very comprehensive way to develop or join force with the best modules available in the world in that matrix, and we will continue to do so. And I will let Pascal cover the last part around (inaudible) to what I just said.

Pascal Daloz:

Thank you, Bernard. Coming back to your question about how we will basically connect 3DEXPERIENCE platform with the Exa product suite, I would say we are following two paths. One is the one we discussed last time, which is the Power BI.

You take the existing products and you connect with 3DEXPERIENCE platform, which is a good path for the existing customer and it’s a way for them to leverage the collaboration capabilities, for example, of the 3DEXPERIENCE platform.

Then after, obviously, we will approach — we will apply the same schema, the same approach in what we do for the other products inside this, which is the Industry Solution experiences, so basically how we connect all the different pieces together.

And especially in this case, leveraging the multiphysics and multi-scale capability of the platform. Because, at the end, the point is also to couple the different disciplines together, which is one of the rationale of this acquisition.

And the second one is also the multi-scale because, as you may know, you have also a lot of to gain by coupling Exa with CATIA, for example, in the automotive sector.

Coming back to your question on the cloud. It’s almost the same approach. I mean, the Exa cloud is an affordable solution because it’s basically the HPC capability dedicated to the (3) accessible pool of web. And we will leverage these capabilities in conjunction with all the infrastructure, the services capabilities we have on a global basis. So it’s point number one.

And point number two, same story. I mean, as soon as we have the connection with the 3DEXPERIENCE platform, automatically, you have the full leverage of the rest of the portfolio being accessible through the cloud.

Jay Vleeschhouwer:

OK. If I may finish up with Thibault. Could you talk about the valuation for Exa specifically? The transaction value to revenue ratio is slightly higher than what Siemens paid for CD-adapco, a larger and more profitable company.

And lastly, do you think now that given the existing size of your simulation business, plus now the addition of Exa, your simulation business is going to be and probably already is larger than ENOVIA? And I’m wondering if it might be worth starting to break that out for us rather than keeping it inside of PLM.

Thibault de Tersant:	Thank you, Jay. I admire your perseverance on the latter question. The valuation ratio — at the present, we are presenting the fully diluted equity value.

The enterprise value, when we can disclose it precisely, when we close the transaction, will be, of course, slightly different. So don’t jump to conclusions on the fact that it’s a higher ratio than the CD-adapco. And I believe that the potential of this technology is in fact greater.

So it’s true that the profitability of the present is not at the level it was for CD-adapco. But frankly, the potential being greater, and the profitability will take care of itself, as Steve mentioned. Now simulation is becoming an important part.

But at the same time, we are focused on delivering industry processes. And so quite frankly, by brand, we certainly don’t want to do the regression on what we have been disclosing so far. But the path forward for us is to give more information on industries rather than brands, I think.

Jay Vleeschhouwer:	Thank you very much Thibault.

Operator:	And the next question comes from the line of John King.

John King:

Two for me, please. The first one, and maybe for Stephen, maybe for Bernard, I’m not sure, is why the deal is happening now. I guess, you must have known each other for quite some time given where you’re based. And so how long have you been discussing this combination? And why now?

And then the second one is around the underlying technology. I think, Bernard, you referred to, obviously, Exa in Lattice Boltzmann and now Navier-Stokes. I’m just trying to understand, is it your view that actually Lattice Boltzmann is the winning science in this industry here?

Or do you actually see — I appreciate you do have a Navier-Stokes product that is organically built, but it seems like you’ve put a lot behind now Lattice Boltzmann. Is it fair to think that — is it fair to assume you view that as the — ultimately the share-gaining science in this industry going forward?

Thibault de Tersant:	Thank you, John. Well, maybe I will take the first question. Why now? That’s the impossible question. Certainly, we were very focused on delivering on our promise and strategy of multiphysics and multi-scale. And frankly, from that standpoint, we were looking at Exa as the perfect complement to this strategy.

But this is only our side, and we also had to find an interest on the Exa shareholders’ side to do the transaction. So I would say with some perseverance, we were able to do it. But this was, of course, joining our two views that joining forces would create, actually, a more promising future.

And I think this was seen by the Exa board, and we are very happy about it. But we cannot say that we were, of course, the only ones to drive the timing of it. It was a combination of both. On Lattice Boltzmann, Bernard, do you want to say something? Maybe Steve will want to…

Bernard Charlès:

I’m sure Steve will say something. Being brief — in brief, clearly, when I look at the incredible success of Exa with — on our own customer base, especially T&M, transportation and mobility, they are doing far better than any of the existing solutions available on the market.

Because just to give you a picture of why is it absolutely a strategic weapon for us for the future, not only in T&M, but in aerospace and many others, where we are almost a de facto standard, it’s because a lot of — also technology and also solutions have been used for engines.

But with Exa, the future is not engines, the future is for electro-mobility, the noise, the quality of the living ambience in the car, the performance of the aerodynamics, this is where Exa excel and this is where Lattice Boltzmann is far superior to the standard Navier-Stokes.

That’s my very precise view of it. And I think our customers who are now accelerating their adoption of the experience platform are seeing that it would be a huge value to integrate the processes and streamline.

So it was a good incentive for us to see that the market is ready to move to the next generation of solutions with amazing showcase that we have already established. And as I said for the mainstream market, we’ll have both, but we need to make sure we have simple solutions of sophisticated problems.

So we provide sophisticated solutions in an affordable way to the mainstream market, which is basically no one is really doing that properly. And we believe that we can do that, too. Steve, I’m sure you are the expertise because that’s been your professional life, to add anything.

Stephen Remondi:	Yes. Thank you, Bernard. I will make a comment here. So for us, at Exa, we have spent now 25 years in the research and the science and bringing this technology to market.

And I think there’s a couple of probably the most important points in the end in practice is that what Lattice Boltzmann gives us is the ability to do the full detail, absolute down to the millimeter geometry and geometric details, which are critical to getting — predicting how systems will perform and the level of accuracy and robustness of a solver. So you have now in your hands with Lattice Boltzmann a technology and solution that can do the full details in a robust way.

So it doesn’t require specialists. It could be integrated and built onto the platform. And I think that maybe comes back to some of the question around why now, the impossible question.

But we’ve been working together now for a couple of years as we work to integrate at our joint customers PowerFLOW onto the 3DEXPERIENCE platform because it can be robust and automated and deliver customers — we have customers signing off on designs and components without any physical testing, releasing them into manufacturing only based on PowerFLOW simulation results.

This now has to get integrated into the 3DEXPERIENCE platform, where all of that work comes together for our customers. So all of those things have come together where I think it is a good time to move forward in this direction.

Operator:	And the next question comes from the line of Mohammed Moawalla. Please ask you question.

Mohammed Moawalla:

Could you perhaps tell us what the customer concentration is in Exa, maybe kind of top 5 customers or top 10 customers as a percent of total revenue, as perhaps being one of the reasons behind some of the volatility we’ve seen? And then, secondly, how specialized is the sales force?

I’m just thinking here how much leverage is there — is with the rest of the Dassault group versus how independent will this be in the combined entity and that are other products still kind of highly specialized that they need a dedicated sales force to sell into. And if so, will you need to kind of invest further to accelerate growth?

Thibault de Tersant:	Steve, do you want to take the customer concentration question?

Stephen Remondi:

Sure. So we — as a company that’s public, we haven’t disclosed our — exactly the number you’re looking for. But in general, we have taken a very deep approach to market with this technology. We really view that the value for us in this technology could bring us deep into the customer organization.

And so we do, as you can imagine, concentrated in automotive and truck and off-highway machinery customers, we — and aerospace. We have very deep customers, and our — and we have concentrated — we do have a high concentration of revenue in the global automotive OEMs as a substantial portion of our revenue today.

Now that’s changing as we add aerospace and major — super major oil and gas companies to that customer list. But certainly, there’s a significant concentration there, though not a number that we’ve disclosed in the past.

Thibault de Tersant:	Pascal, do you want to answer the question on the sales force?

Pascal Daloz:

For sure, it’s a highly specialized sales force. And this is, by the way, one of the value of the combination. In fact, there is nothing different compared to the other brands we had inside Dassault Systèmes because all of them, they have a domain expertise. And the way it works is very simple.

We have what we call an overlay, which is nothing more than the center of excellence for all the brands, gathering basically the sell, the pre-sell and the services, which are highly specialized. They are focused on this. And then you have the channel and the geo being dedicated to serve the customers with basically an Industry Solution approach.

The combination of the two are the winning recipe to a certain extent. So basically, the way we will look at the system is almost the same on what we do with SIMULIA right now and the other brands.

Operator:	And the next question comes from the line of Michael Briest. Please ask your question.

Michael Briest:

Thibault, you mentioned that the deal would be accretive in the first full year. Could you say something about whether — I know this is not about cost synergies, but whether you can think — you think you can get the business to be not an issue for margin dilution in 2018 given its size and hopefully getting some back-office savings?

And then, actually, just in terms of customer concentration, I think the 10-K says that your largest customer is 10 percent of sales and the top 10 is 61 percent. What sort of overlapping customers do you have? And is that top customer, I’m presuming it’s an automotive customer, also an existing Dassault customer?

Thibault de Tersant:	Yes, Michael. So certainly, when I speak about accretion, I am speaking about accretion at the EPS level and not at the margin level.

The margin, as Steve covered the topic, and it will improve based on the growth that we see, essentially, and very limited cost synergies because, for sure, we want to keep all the talents that is here, inside Exa.

There are a few costs which are related to the fact that it’s a public company that will not be necessary anymore. But other than that, the synergies will be on the top line. The customer overlap, Pascal, you want to say a few things on that?

Pascal Daloz:

As you can imagine, Exa being very strong in ground transportations and it’s also a domain where we have a significant presence, so you could assume that we have a lot of common customers. I do not have the exact customer size in mind, but I would assume it’s smaller than half.

Thibault de Tersant:	Yes.

Michael Briest:

And just in terms of the growth rate, I think just looking at the Q2 transcript for Exa, there was a lot of questions about the acceleration implied in the second half of the year. What will be driving that growth?

And I think in the first half, the growth has been weaker than historically. Thibault, Bernard, would you be comfortable saying that this business should be able to sustain double-digit, maybe mid-teens growth once you acquire it?

Thibault de Tersant:

If I may, Michael, for us, the real topic is acceleration in 2018, of course, in the answer I gave you, more than the second half for Exa. But Steve, maybe you want to make a comment on the second half?

Stephen Remondi:

Yes. I think there’s a few things driving. We had, in the first half, certainly, the global automotive OEMs were a bit more hesitant around products and product planning. Everything we do is related to design of new vehicles.

And there were certainly concerns with regards to especially the U.S. market and border tax and NAFTA that still continue, but also affected decisions around product planning, new vehicle development efforts that can only be manufactured in certain geographies, what that would mean to their business. So that caused some hesitation around growth.

So our growth rate — when Exa has had any difficulties in our market, it means our growth rate slows to single digits from double digits. And so we have customers sort of pulled off or pause on expansion of their capabilities as they think around new products and product plans as they revisit that.

We see now in the second half a lot of those issues have subsided to more narrow — more narrowly focused concerns. And we see the customer base returning to what we knew was their long-term mission and driver to have a much better, enhanced and open process.

When we talk to our customers, it’s quite simple now in the sense of just talking about the problems they see when they build the final prototypes and how it’s possible to avoid all of those issues that they deal with very late that adds costs to the vehicle, quality problems of vehicle, adds tremendous cost of testing. There’s just tremendous opportunities.

And so that’s still sitting in front of them. And now as they can focus more on their product development process, that brings back our growth and deployment in the natural scale. So we’re very confident in that. And then we add to that our new markets. We’ve added into jet engines.

We’ve added into automotive suppliers. We’ve added into — aerospace is growing at a faster rate. And now we have oil and gas operators now also added into that. Combining all those pieces, we’re quite optimistic as we look out into 2018.

Operator:	And the next question comes from the line of Gal Munda. Please ask your question.

Alexander Frankiewicz:

This is Alex Frankiewicz on for Gal Munda. Thank you for taking my question. I was just wondering, when Siemens bought CD-adapco in 2016, you’d said that you weren’t interested because you didn’t think it’s worth $1 billion at 5x sale and that you wanted to build out your own safety offering. I understand, like you said on this call, that Exa has higher-quality products and a better offering.

But you never had the partnership with Exa like you had with CD-adapco. What specifically makes Exa more attractive now than CD-adapco was back then given a richer multiple and similar growth profile? And the follow-up to that, why haven’t you had partnerships with them before given their superior product offering?

Bernard Charlès:	I will take the question, if you may, Thibault.

Thibault de Tersant:	Yes, of course.

Bernard Charlès:

OK. So remember, when Nastran was the strong position, we bought Abaqus. We bought Abaqus while it was smaller because we knew that the world will go nonlinear. And this is what had happened. Today, the world’s best process change for composite, new material science and for structure is really with Abaqus, by far the best.

I think we are in the same situation. CD is basically Navier-Stokes. We believe that the next display, as Steve explained for many reasons, is a new technology based on Lattice Boltzmann.

And that on that, what makes it simplely now is the right timing and it’s very relevant for what our customers are looking for. I would add on top of that, that the beauty of Exa is that they have industry-specific use of that technology solver for many very specific industries that we cover.

So — and we have the reach. They have the technology, we have the reach. It’s time to do it well. I like to add, Steve, some talented people, who are really focused on excellency in one core because when a team try to do too many things, nothing is best in the world.

And I think we can do best in the world in each elements of what we do, which is really the definition of why Dassault Systèmes is Dassault Systèmes because you take geometry, you take even what we do now in the PLM world, we want each piece to be superior to any of the competitors.

Alexander Frankiewicz:	And then just a follow-up to that. How did you come to the price you guys offered?

Thibault de Tersant:

Yes, I will take it. We came to the price using our normal methodology, which is a methodology where we develop a business plan, and we compute based on the business plan that we see and what is the present value for the company, very disciplined way of looking at the price.

I would also say that it was a competitive situation. So we are fortunate that our price was accepted and was in sync with our business plan at the same time.

Operator:	And the next question comes from the line of Gregory Ramirez. Please ask your question.

Gregory Ramirez:

Good evening. Thank you for taking my question. I would like to come back to the opportunity — the market opportunity in aerospace and in energy. On — at which extent these industries are penetrated by CFD solutions?

I’m a bit surprised that the market looks to be emerging in aerospace. Or maybe could you tell us what are the main player on the Navier-Stokes technology in aerospace and oil and gas? Thank you.

Thibault de Tersant:	Steve, maybe you want to take this one?

Stephen Remondi:	Sure. So let me start with oil and gas because maybe it will help a little bit here. So in the work we’re doing in oil and gas now is doing very complex fluids, multiphase.

So in this case, oil and other materials, water or water with other chemistry included. And we’re worrying about how one fluid pushes the oil, the other fluid through very porous rock structures.

So now we’re dealing with geometric models that are at the micron level. Oil doesn’t sit in big pools, it sits in porous rock structures. And the world of enhanced oil recovery and 92 percent of the world’s production of oil comes out of conventional reservoirs.

And enhanced oil recovery is the method to understand and simulate how to push other fluids into the ground to push the oil out towards the production wellhead. And this work has been critically dependent. There are a lot of work that comes into this, the seismic and details.

But at the simulation level, you really need to understand how the fluid oil is going to move in the presence of these other fluids and pressures and temperatures and chemistry. And now we can, for the first time. No other simulation — Navier-Stokes has never been able to solve this problem.

This problem is currently solved only through experimental testing in laboratories that takes 6 to 12 months to complete each — just each rock sample. And we can do this now every day.

And the customers that we’re engaged in can do this every day from scanning of rocks, they complete their drilling operations and give them very precise information that they can build now into their operating plans, how to operate the field and how to effectively extract and get better yields from extraction at a more cost-effective way. So very significant difference where we tend to focus as a business, we’ve always focused.

Because we’ve had limited resources, we’ve had to focus on those industries where we see tremendous opportunity and so typically where there’s — they can’t solve it any other way.

And those are the types of problems that we tend to go after because of the tremendous value we can bring to those customers. This is a good example.

In jet engines, another or in even aerospace, in general, airframe, customers are really worried about noise. NASA has even published quite a bit of work with us where they’re worrying about the noise that the edge generated to the community kilometers away under — as they fly overhead.

And they’re worried about the noise generated from the edge of the flap on the wing. And they are changing the design of that wing, adding millimeter-scale geometry changes to the edge of that wing in simulation and verifying that this can reduce the noise in the community.

These are the types of things you can do in simulation and PowerFLOW and our products that have just never been possible before. These always have only been done experimentally or not at all.

Operator:	And your final question comes from the line of Jeff Captain. Please ask your question.

Jeffrey Captain:	I was just curious what the breakup fee in the deal looks like?

Thibault de Tersant:	Well, the breakup fee will be disclosed when we issue the documentation and the tender.

Jeffrey Captain:	Got it. Great. Thanks a lot.

Operator:	You have no further questions at this time. Please continue.

Bernard Charlès:	OK. Thank you very much for all of you. Thank you, Steve. I think it’s a great day, and we have a lot in front of us, a lot of outstanding perspectives. So we’re going to work hard together.

And I know the people are excited with this common journey. So thanks, everyone, for participating to the call, and we will talk more about it at the third quarter results. See you then, and have a good day.

Operator:	Thank you very much. That does conclude our call today. Thank you all for participating. You may now disconnect.

END